UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 1-10466

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
133 South WaterSound Parkway
WaterSound, Florida 32413

THE ST. JOE COMPANY 401(K) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The St. Joe Company 401(k) Plan
WaterSound, Florida

We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Vestal & Wiler
Certified Public Accountants
June 27, 2014

 THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value (Note 3)	11,575,503	10,340,344
Notes receivable from participants	19,360	34,063
Employee contributions receivables	10,679	—
Net assets available for benefits at fair value	11,605,542	10,374,407
Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	—	(82,657)
Net assets available for benefits	$11,605,542	$10,291,750

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$114,373
Employee contributions	398,246
Employee rollovers	206,146
Net appreciation in fair value of investments (Note 3)	1,579,859
TOTAL ADDITIONS	2,298,624
Interest income on notes receivable from participants	1,116

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	979,489
Administrative expenses	6,459
TOTAL DEDUCTIONS	985,948
NET INCREASE	1,313,792
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,291,750
NET ASSETS AVAILABLE FOR BENEFITS:
End of year	$11,605,542

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1	DESCRIPTION OF PLAN
The following description of The St. Joe Company 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General – The Plan is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements, they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Amendments –Effective July 1, 2011, the Plan was amended to replace the Safe Harbor Qualified Automatic Contribution Arrangement (QACA) with a discretionary matching contribution equal to a uniform percentage or dollar amount of the employees’ elective deferrals. Each year, the Company will determine the formula for the discretionary matching contribution. The Plan was restated effective April 1, 2012 with Prudential Bank & Trust Company as the Trustee.

Contributions and Vesting – The Plan is contributory and participants can elect not to contribute under the QACA. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans(rollover). The Company makes a Safe Harbor contribution as described above. Contributions are subject to certain limitations as prescribed by law.
Company matching and employee contributions are 100% vested upon contribution. Discretionary matching contributions are vested 33% for less than one year of service, 66% for one year of service and 100% for two years of service.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions – Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria.
Investments – The Plan’s assets are held and invested by Prudential Retirement (Trustee) based upon the participants’ elections. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.
Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a commercially reasonable rate of interest as determined by the Plan Administrator. Principal and interest of 4.25% is paid ratably through biweekly payroll deductions.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
Plan Termination – The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.
Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the Trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.

Forfeitures – At December 31, 2013 and 2012, unclaimed forfeited amounts totaled $2,145 and $8,336, respectively. Forfeitures are first used to pay plan administrative expense and any remaining may be used to future employer contributions.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition – All of the assets and investments of the Plan are participant directed.
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based on the terms of the plan document. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits – Benefits are recorded when paid.

Expenses – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value investments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events –In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition.  There are no subsequent transactions and events that require disclosure to or adjustment in the financial statements.

NOTE 3	INVESTMENTS
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2013
Stable Value Funds	$1,133
Guarantee Income Fund	44,424
Mutual Funds	1,595,797
Common Stock	(61,495)
$1,579,859

As of December 31, 2013, the following investments represented more than 5% of the Plan’s net assets:

Investments
Guaranteed Income Fund (Note 5)	$2,097,417
Dreyfus S&P 500 Index Fund	1,690,033
JP Morgan Core Bond Select	1,566,678
American Europe Pacific Group Fund	1,496,479
JP Morgan Large Cap Growth	1,290,607
RidgeWorth Large Cap Value Equity I	953,219

As of December 31, 2012, the following investments represented more than 5% of the Plan’s net assets:

Investments
Wells Fargo Stable Value Fund at contract value (fair value $2,932,912) (Note 5)	$2,850,255
Dreyfus S&P 500 Index Fund	1,340,470
JP Morgan Core Bond A	1,266,784
American Europe Pacific Group Fund	1,049,326
JP Morgan Large Cap Growth	864,348
RidgeWorth Large Cap Value Equity Class A	599,311

NOTE 4	FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Stable Value Fund: Valued based on information reported by the investment advisor using the audited financial statements of the stable value fund at year end.

Guaranteed Income Fund: Valued based upon the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Guaranteed Income Fund	$—	$2,097,417	$—	$2,097,417
Mutual Funds:
Index funds	1,690,033	—	—	1,690,033
Growth funds	5,578,746	—	—	5,578,746
Fixed income funds	1,927,053	—	—	1,927,053
Total mutual funds	9,195,832	—	—	9,195,832
Common stock	282,254	—	—	282,254
	$9,478,086	$2,097,417	$—	$11,575,503

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Stable Value Fund	$—	$2,932,912	$—	$2,932,912
Guaranteed Income Fund	—	467,270	—	467,270
Mutual Funds:
Index funds	1,340,469	—	—	1,340,469
Growth funds	3,674,415	—	—	3,674,415
Fixed income funds	1,547,068	—	—	1,547,068
Total mutual funds	6,561,952	—	—	6,561,952
Common stock	378,210	—	—	378,210
	$6,940,162	$3,400,182	$—	$10,340,344

NOTE 5	INVESTMENT IN INSURANCE CONTRACTS

Stable Value Fund

The Stable Value Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.

There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Secondly, liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.

The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available. The fair value is based on the present value of future cash flows using the current discount rate. Fair value is adjusted to contract value on the financial statements. The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value. The average yields on such contracts were 0.94% for 2012. The yield earned with an adjustment to reflect the actual interest rate credited to participants at December 31, 2012 was 1.95%.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value paid either within 90 days or over time. At December 31, 2012, there are no unfunded commitments and investments are redeemed on a daily basis.

Guaranteed Income Fund

The Guaranteed Income Fund is a group annuity insurance product issued by Evergreen Group Annuity. Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan (or the Plan’s trustee) and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contract to be benefit responsive.

The concept of a value other than contract value does not apply to this insurance company issued general account backed Evergreen (no maturity date) Group Annuity spread product even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contracts operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. This product is not a traditional guaranteed investment contract, and therefore there are no known cash flows that could be discounted. As a result, the fair value amount shown materially approximates the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rate resets are reviewed on a semi-annual basis. When establishing interest crediting rates for this product, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract was 1.50% for 2013 and 2012.

The average yield earned by the Plan is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the fair value and then annualizing the result. The average yield credited to participants shown is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the fair value and then annualizing the result. The average yield earned and credited to the participants was 1.9% in 2013 and 2.0% in 2012. As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan Sponsor to settle at an amount different than contract value paid either within 90 days or over time. At December 31, 2013, there are no unfunded commitments and investments are redeemed on a daily basis.

NOTE 6	INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on August 8, 2008, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and as a result, the Plan Administrator believes the Plan will remain qualified and that no provision for income taxes is necessary.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2010.

NOTE 7	RELATED PARTY TRANSACTIONS, PARTY IN INTEREST TRANSACTIONS AND ADMINISTRATIVE EXPENSES
Prudential Bank & Trust Company is the trustee as defined by the Plan and has managed the investments. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.
Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8	RISKS AND UNCERTAINTIES
The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

SUPPLEMENTAL SCHEDULE
THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund		2,097,417
*	Prudential Mutual Funds	Dreyfus S&P 500 Index Fund		1,690,033
*	Prudential Mutual Funds	JP Morgan Core Bond Select		1,566,678
*	Prudential Mutual Funds	American Europe Pacific Group Fund		1,496,479
*	Prudential Mutual Funds	JP Morgan Large Cap Growth		1,290,607
*	Prudential Mutual Funds	RidgeWorth Large Cap Value Equity I		953,219
*	Prudential Mutual Funds	Lord Abbett Development Growth		575,013
*	Prudential Mutual Funds	Goldman Sachs Small Cap Value Instl		448,118
*	Prudential Mutual Funds	Prudential Jennison Mid Cap Growth		409,063
*	Prudential Mutual Funds	Victory Established Value		405,940
*	Prudential Mutual Funds	Prudential High Yield A		360,375
*	The St. Joe Company	Common stock, 14,708 shares		282,254
*	Prudential Mutual Funds	Opp Gold & Special Min A		307
*	Participant loans	Various at 4.25%, maturing through 8/23/2018	—	19,360
				$11,594,863

*	Denotes party-in-interest.
**	Cost basis is not required for participant directed investments and therefore is not included.

THE ST. JOE COMPANY
401(k) PLAN
EIN 59-0432511	Plan 080
Attachment to 2012	Form 5500

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan

The St. Joe Company

Date: June 27, 2014	By:	/s/ Marek Bakun
Marek Bakun
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Vestal & Wiler, CPAs, independent registered public accounting firm.